Exhibit 99.2

FRIDAY, OCTOBER 18, 2024 WWW.FINANCIALEXPRESS.COM KERALA WATER AUTHORITY ffl^nHI^ Tender No : Re 61,62,63/2024-25/SE/PHC/MVPA JJM-PHASE II-RWSS TO PAIPRA-PROVIDING FULL COVERAGE IN PAIPRA PANCHAYATH-PACKAGE -2(61) LAYING CLEAR WATER PUMPING MAIN (62) CONSTRUCTION OF 11 LAKHS LITRE CAPACITY O.H. TANK AT THAT TUPARAMBU—Pipeline Work, Pampakuda GP-(63) Providing dedicated feeder line from Methipara to existing Pampakuda line part 2-Pipeline Work. EMD : Rs. Rs.1,00,000 to 2,00,000/- Tender fee : Rs. 8270 to 11025/- Last Date for submitting Tender : 01-11-2024 04:00:pm Phone : 0485 2835687 Website : www.kwa.kerala.gov.inwww.etenders.kerala.gov.in Superintending Engineer KWA-JB-GL-6-723-2024-25 PH Circle Muvattupuzha NMDC Steel Limited C/o NMDC Iron & Steel Plant Fest-Nagarnur (Bastar) Chat tisgarh-494001 CUV ; 027110012015601001618 FORM G INVITATION FOR EXPRESSION OF INTEREST GVK Power & Infrastructure Ltd Holding Investments and Assets at Hyderabad (Under sub-regulation (1)of regulation 36A of the Insolvency and Bankruptcy Board of India (Insolvency Resolution Process for Corporate Persons) Regulations, 2016) CONTRACTS DEPARTMENT NMDC STEEL LIMITED, A Public Sector Company under Ministry of Steel Govt. of India, Invites Offline bids From experienced domestic bidders for the followings tender enquiry with start and end date as below For MTPA Integrated Steel Plant at Nltjmrna*, ^Fiir J Jaipur, (hhiflr rarlk’.l*1i Name of the work: BF Ge; Flare Stack Control Valve By-pm Arrange merit In Blast Furnace Complex In 3 MT PA integrated Steel Plan! at Nagarnar Turnkey belli. Tender no & Date NSl{CONTRACTS^39/BF/CV By pass rrangement/ 202 4/98 2 Dtd: 18.10 2024 last dale of submission: 01. It 2024. The de la à¥¤ led hl and Bid deep merit s can be vic wed and/or dawnioaded from NMDC website http://www.nmdc.co.irv and Central Public Procurement pOftal [CPF PORTAL) htLpy/www.upracuTsf gav. I p/e p UD Lahr/ app- the Bidders, on regular tams are required to visit the NMDCs website / CPP Portal websites for corrigendum, if any, at a tutu re date. For further clarification, please contact HOD (Contracts) Email is contracist? nmdc .co. in, esn @ nm de. co. in, p a n kajkum ars@ nmdc. co. i n HOD (Contra ds) Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended and half year ended September 30, 2024 RELEVANT PARTICULARS 1. Name of the corporate debtor along with PAN & CIN/ LLP No. GVK Power and Infrastructure Ltd. CIN: L74999TG2005PLC059013 PAN: AAACJ5599A 2. Address ofthe registered office Darshak Chambers, Plot No 32, Ground Floor, H.No 1-8-303/48/32 Street No 1, Penderghast Road, Secunderabad, Hyderabad—500003 Telangana, India 3. URLofwebsite www.gvk.com 4. Details of place where majority of fixed assets are located Hyderabad, Telangana 5. Installed capacity of main products/ services NA 6. Quantity and value of main products/ services sold in last financial year FY 2023-24 Revenue from operations: Rs 760 lakhs 7. Number of employees/ workmen Nil 8. Further details including last available financial statements (with schedules) of two years, lists of creditors are available at URL: Please refer website of GVKPIL www. gvk.com and CIRP Section GVKPIL CIRP 9. Eligibility for resolution applicants under section 25(2)(h) of the Code is available at URL: Please refer website of GVKPIL www. gvk.com and CIRP Section GVKPIL CIRP> Process Documentfor Invitation for EOI dated 18October2024 10. Last date for receipt of expression of interest 02 November 2024 11. Date of issue of provisional list of prospective resolution applicants 12 November2024 12. Last date for submission of objections to provisional list 17 November2024 13. Date of issue offinal list of prospective resolution applicants 25 November 2024 14. Date of issue of information memorandum, evaluation matrix and request for resolution plans to prospective resolution applicants 30 November 2024 15. Last date for submission of resolution plans 30 December 2024 16. Process email id to submit Expression of Interest gvkpilcirp@gmail.com Date: 18 October 2024 For GVK Power and Infrastructure Ltd. Place: Hyderabad, India Sd/- Satish Kumar Gupta Resolution Professional IP Regn. No.—IBBI/IPA-001/IP-P00023/2016-17/10056 AFA No. AA1/10056/02/300625/106924 AFAValidityDate-30 June 2025 17012, Building No. 17, Phase 2, KohinoorCity, Kurla, Mumbai-400070 Satishg 19@outlook.com INVITATION FOR EXPRESSION OF LIMITED OPERATING IN PRODUCTI TRICITYAT (Under sub-regulation (1) ofregulation (Insolvency Resolution Proces INTEREST FOR GACTEL TURNKEY PROJECTS ON, COLLECTION AND DISTRIBUTION OF ELEC- MUMBAI, MAHARASHTRA 36A of the Insolvency and Bankruptcy Board of India s for Corporate Persons) Regulations, 2016) SI. RELEVANT PARTICULARS 1. Name of the Corporate Debtor along with PAN & CIN/LLP No. Gactel Turnkey Projects Limited CIN—U40101MH1995PLC088439 PAN-AABCG2826L1ZI 2. Address of the registered office Floor 3rd, Plot No—3/8, Hamilton House J.N. Heredia Marg, Ballard Estate, Mumbai, Maharashtra 400038—India. 3. URLofwebsite N/A 4. Details of place where majority of fixed assets are located N/A 5. Installed capacity of main products/ services N/A 6. Quantity and value of main products/ services sold in last financial year The Business of the Corporate Debtor is non-opera- tional from the Fiscal Year 2021-22. 7. Number of employees/ workmen N/A 8. Further details including last available financial statements (with schedules) of two years, lists of creditors are available at URL: Mail to: cirp.gactel@gmail.com rkumar56.ip@gmail.com 9. Eligibility for resolution applicants under section 25(2)(h) of the Code is available at URL: Website: http://saarvi.com/running- cases.php E-mail: cirp.gactel@gmail.com rkumar56.ip@gmail.com 10. Last date for receipt of expression of interest 02-11-2024 11. Date of issue of provisional list of prospective resolution applicants 06-11-2024 12. Last date for submission of objections to provisional list 11-11-2024 13. Date of issue of final list of prospective resolution applicants 14-11-2024 14. Date of issue of information memo-randum, evaluation matrix and request for resolution plans to prospective resolution applicants 14-11-2024 15. Last date for submission of resolution plans 14-12-2024 16. Process email id to submit EOI Mail to: cirp.gactel@gmail.com, rkumar56.ip@gmail.com And in the manner mentioned in detailed EOI. Date: 18/10/2024 Mr.KumarRaghavan Resolution Professional of Gactel Turnkey Projects Limited Regd. No. IBBI/IPA-001/IP-P-01433/2018-2019/12336) Regd. Add: A15 Windmill Village Sr. no. 61-75,Paud Road, Bavdhan Budruk, Pune, Maharashtra ,411021 Correspondence Address: B610, BSEL Tech Park, Sector 30A, Opposite Vashi Railway Station, Vashi, Navi Mumbai -400703 Email Id: cirp.gactel@gmail.com, rkumar56.ip@gmail.com Consolidated Audited Financial Results of Wipro Limited under IFRS (tin millions, except per share data, unless otherwise stated) Particulars Quarter ended September 30,2024 Ha If year ended September 30,2024 Quarter ended September 30, 2023 Revenue from operations 223,016 442,664 225,159 Profit before tax 42,770 82,994 35.092 Profit aftertax 32,266 62,632 26,673 Total comprehensive income for the period 37,116 66,313 28.376 Paid-up equity share capital (Par value of ?2 per share) 10,463 10,463 10,444 Reserves excluding non-controlling interest1 as shown in the Audited Statement of Financial Position 739,433 739,433 770,183 Earnings per equity share (Par value of ? 2 per share) (EPS for quarter ended and half year ended periods are not annualized) Basic: (in ?) Diluted: (in ?) 6,14 6.12 11.89 11.85 5,06 5.04 Balance for the quarter ended September 30, 2024 and half year ended September 30, 2024 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2024 and balance for the quarter ended September 30, 2023 represent balances as per the audited consolidated statement of financial position for the yearended March 31, 2023, as required by the SEBI (Listing Obligations and Disclosure Requirements} Regulations, 2015. The audited consolidated financial results of the Company for the quarter ended and half yearended September 30, 2024 have been approved by the Beard of Directors of the Company at its meeting held on October 17, 2024,The statutory auditors have expressed an unmodified audit opinion. Financial Results of Wipro Limited under Ind AS The financial results are prepared in accordance with Indian Accounting Standards (“Ind AS’1}, the previsions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”}. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter. Consolidated Audited Financial Results of Wipro Limited under Ind AS FRIDAY, OCTOBER 18, 2024    (Tin millions, except per share data, unless otherwise stated) LTIMindtree Limited (Formerly Larsen & Ton bro Infotech Limited) Registered Office: L®T House. Bal a rd Estate. Mumba 400 DOL Tel (91 22) 6752 5656; Fax: (91 22) 67 5 2 589 3. E-mail: iny^toiWimiridtree.com; Website, www lr mindtnee.com. Corporate Identity Number L729O0MH1996PLCIQ4693 EXTRACT OF FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2024 ? in million Particulars Standalone Quarter ended Six months ended Year ended September 30, 2024 June 30, 2024 Septamber 30, 2023 Septamber 30, 2024 September 30, 2023 March 31, 2024 (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Audited) Total income 94.072 90,957 87,161 185,029 1 72301 340,033 Net profit before tax 16,361 14,821 14.778 31,182 29,699 58,794 Net profit after tax 12,202 11,062 1 1,336 23,264 22,570 44,859 Total comprehensive Income 10,323 12.349 9,960 22.672 25.083 49.708 Notes: 1. Iha cDriiojidatod and Stairtdakwie finance rebuffs df LTlMindtFE^L m ted (‘the Company’! “or Ihe IJ uar?£r arid Sis months, ended September 30, 2024 have been subjected to limited review by rhe statutory auditors. The results have beer renewed by the Audit Committee of the Board and approved by the Board of Directors al its, meeting held on October 17. 2024 ? The above IS an FXIMCT of the detailed formal cjf me financial results fi er! with the Slock Exchanges under Regulation 33 of the 5FEI (Lisi ng Obligations and Disclosure Requirements) Regulations, 2015 The full format of the consolidated Imari1 al results and the standalone financial results for the quarter and six monEhs ended September 30. 2024 are available or the Stock Exchanges website of BSE (www.bseiridia.com}, NSE fwww nseindia com) and Company’s website at www Himindtree.com/ nwstors 3 Results for the quarter and six months entwo September 30. 2024 are in compliance with the Indian Account ng Standards (ind AS) notified by the Ministry of Corporate Affairs as prescribed under section 133 of the Companies Act 2C13 4 The Board of Directors at its meeting held on October 17, 2024 have declared an interim dividend ? ZEV- per equity share of par value ¥ V- each 5. Figures for the earlier period(s) have been regrouped, wherever necessary. Fpt LTIMindtree Limited Dabashis Chatterjee Chief Executive Officer 3 Manag rig Director Balance for the quarter ended September 30, 2024 and half year ended September 3 0, 2 0 2 4 represent balances as per the audited consolidated balance sheet for the year ended March 31.2024 and balance for the quarter ended September 30, 2023 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2023, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2024 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The statutory auditors have expressed an unmodified audit opinion. Standalone Audited Financial Results of Wipro Limited under Ind AS {^in millions, except per share data, unless otherwise stated) Particulars Quarter ended September 30,2024 Half year ended September 30, 2024 Quarter ended September 30, 2023 Revenue from operations 168,958 333,771 166,307 Profit before tax 37,081 69,890 28.481 Profit after tax 27,135 50,881 20,613 Total comprehensive income for the period 26,819 51,227 20,814 The audited standalone financial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2024 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The statutory auditors have expressed an unmodified audit opinion. Notes: 1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com). 2. The Board of Directors in their meeting held on October 17, 2024 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 11, i.e. 1 (one) bonus equity share of T2 each for every 1 (one) fully paid-up equity shares held (including ADS holders} as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of *2 per share. On completion of bonus issue, the Earnings Per Share for all periods presented will be adjusted retrospectively. By Order of the Board, For Wipro Limited Place: Bengaluru Rishad A. Premjl Date: October 17, 2024 Chairman Registered Office; Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035, India Website! wipro.com | Email Id; mfo@wipro.com I Tel: +91-80-2844 0011; Fax; +91-80-2844 0054 CIN: L3 2 W2KA19 46PLC02 0800 flnanclaiexp BENGALURU toatod* do: 8800909649 ^/” «W ©Qseartsb 04 aatfoa^j ^JpiSSd 18.10.2024 toori^tobo c5aR3u)&J PUBLIC NOTICE &C&53<£ (&d€2&6 ^c3d(0^ ^£)0&3C3®. (kod ®^^x* a^on* &^ O^dt^ ©oto Pdoioait^ eJjwonao^ ^eO: 5& ®w ^do* 3, ©on* a, ^SON^ ^ SRO*, iisSoeiiao* S?W, adseo* d^ $^r (^ ^0^-400070. 395® tide© ©^aS:—746, &s®jorrto 4 & t®^, dort^A-560034. ’ Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended and half year ended September 30, 2024 FOR LOST DOCUMENT My Client Sri. Raghu Jadhav S/o Anand Arer Aged about 48 years Residing at No.19, OM Mansion, Pampa Extension, Hebbal Kempapura, Bangalore 560024 has irretrievable lost Original Sale Deed dated 188-1999 Document No.BNG(U)-YLNK-2275/ 1999-2000 executed by Mr.A.Anand S/o Sri. Basappa in favour of my client’s Vendor Mr. Girish Naganur S/o Sri.Krishna Rao G Naganur with respect to residential House property, all that piece and parcel of the 1st House at 1st Floor, (Southern Portion) constructed on Site No.19, Byatarayanapura CMC Kata No.262/19 situated at Kempanna Village, Yelahanka Hobli, Bangalore North Taluk My Client has Lodged a Police Complaint for lost article on 16-10-2024 under acknowledgment issued by Police Unit: Bangalore City, Lost Report No.1289434/2024 dated 16-10-2024 If any person/s found the said document please come forward within a period of 7 days from the date of publication of this notice and hand over the same to the undersigned and you will be suitably rewarded. Else there won’t be any further claims from thereon. Address:- Srikantham. V.R, Advocate No. 310,60 feet Road, Talakaveri Layout, Sahakar Nagar Post, Bangalore-560 092. 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P>. aaVop* NreSOtoo ©®soP ICGG^*WwSQ cdSo* ±ato£too Prdtoo ©®aoP So. towartoOtoo tos^od©®3oP 1 2017-18®e sb«aoSOaaVoa* OtoOdO* 8, 2017 WxOdO 6 13, 2024 dtoOdO* 20, 2024 Financial Results of Wipro Limited under Ind AS The financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter. Consolidated Audited Financial Results of Wipro Limited under Ind AS (tin millions, except per share data, unless otherwise stated) Particulars Quarter ended Half year ended Quarter ended September 30,2024 September 30,2024 September 30,2023 Revenue from operations 223,016 442,654 225,159 Profit before tax 42,778 82,994 35,092 Profit after tax 32,266 62,632 26,673 Total comprehensive income forthe period 37,093 66,291 28,322 Paid-up equity share capital (Par value of ?2 per 10,463 10,463 10,444 share) Reserves excluding non-controlling interest1 as 734,880 734,880 765,703 shown in the Audited Balance Sheet Earnings per equity share (Par value of ?2 per share) (EPS for quarter ended and half year ended periods are not annualized) Basic: (in ?) 6.14 11.89 5.06 Diluted: (in ?) 6.12 11.85 5.04 1Balance for the quarter ended September 30, 2024 and half year ended September 30, 2024 represent balances as per the audited consolidated balance sheet for the year ended March 31,2024 and balance for the quarter ended September 30, 2023 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2023, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2024 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The statutory auditors have expressed an unmodified audit opinion. Standalone Audited Financial Results of Wipro Limited under Ind AS (tin millions, except per share data, unless otherwise stated) Particulars Quarter ended Half year ended Quarter ended September 30,2024 September 30,2024 September 30,2023 Revenue from operations 168,958 333,771 166,807 Profit before tax 37,081 69,890 28,481 Profit aftertax 27,135 50,881 20,613 Total comprehensive income for the period 26,819 51,227 20,814 The audited standalone financial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2024 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The statutory auditors have expressed an unmodified audit opinion. Notes: The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com). The Board of Directors in their meeting held on October 17, 2024 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:1, i.e. 1 (one) bonus equity share of ?2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ?2 per share. On completion of bonus issue, the Earnings Per Share for all periods presented will be adjusted retrospectively. By Order of the Board, For Wipro Limited Place: Bengaluru Rishad A. Premji Date: October 17, 2024 Chairman Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035, India Website: wipro.com | Email Id: info@wipro.com | Tel: +91-80-2844 0011; Fax: +91 -80-2844 0054 CIN:L32102KA1945PLC020800 QT^^EEES^B—, iSo^ds ^ac3 23/MYS/2024 aF33o& 09.10.2024 SV ^dsddo, epaddd us^BKV SddbA SVrtd Seacbd wEbnaOrtVri ‘a-^oao’^ ^S^£)d^& ________________ BsadonaOc* add Moroa d^^ doJbado-c&^oijad:: dj®. 14,03,02,292/—————————————————————————- dode spsds* drartrKVg deridd^ 130 i£sx/ ^rto. ddrt ^^bdds^A 34.05 sax dad^ deojs.-dfdy do 13^ ebb.ood^djboart Sidro jejorfti a^s^. (a^Sa^yo®) erod depart: d^od doceo &&drtV sso^e^ roodjaedo^rtVo do& ^der^f S^drtVdOj alfbVdortjbVd^do. TT^aa^rt | 39,41,474/-~ dQ’Sde^’/S^ddod (d^&b^wo®) erod d^art: Ttetfeddod—Tbydor^ doecs® dsparW eocbd rtdru® ^^1V dofSd ^3on®rtV “apedrae donjon® do^ »bb^d^^bb ddd e5V^od SOO^A? drafe£ & d^rtsb, dos® draeef & dw®rtV) do& 10 dodoe. esrtod deoo® aro.ts®rtV dradS. — -—————————— nv a. ——————————————— 4 | erod-sadonaO-l: | dra. 3,68,36,277/- eS^esazirado: za^rosiraOd’O 8 do. 1^-2 drodood &z£oa ^3FdrtV adrorc®. erod- sadsnae-ll: z^drtr. B^odraoadd ^3J® -1 ss^ru® do. 4/d, &, a & <3 (4^-2 ri dadS^rafid—8 $wSriV>) ri zodco d^-2. 4 ^wSrtV adJSFE® ssdra ^JFO® do. 4/^, 5/eb-d & 13/sb zodeo dodcbdsbFE® sscdFrtd. 5 | erod-gadnab-l: | da. 1,23,86,398/- d©^ dzpsheod gozS^odo® / zb,ts® / dSdezS doo ^dodfi d3cd ddFrtV addri arodd (dzs®dd^)—sdortVracd ao. (dOdddN®) dzpartd dedd (dS^edadd—doz^db^ draczs® ^raw® depart z^Vriraodosi) dS AdFO® ^ rtVri d^ed eddd roodF. erod-sadorroO-lk d^djatd azpart: dxradde s^od d^da&rafd$s ddaodo^ dorado—esddeSd azpsrtd saze. 116/800-900 dO zb,c^ do. 62a, saoe. 120/300-400 dS ^ do. 59a, z3S.Z3bzq.racd—SdesA d^brt s£k 393/800-900 dg $,â–¡£ do. 43zb, &df. 320/300-400 dO zb.af’do.“21a, dbjdrado azpbrtd Sade. 57/400-500 dg ^ do. 840a riVed^ dbd:^eddrtraVd3eg)dD. zbt3®rtVdd dOdeo traded assboS: ^(^doMUEO^Jododddri ddd^dpafieod^oz3$odo®7rtocdafziri] FW/498/AAMO/PRB/SWR^^^ PUBLIC NOTICE This is to inform the general public that my client is intended to Purchase the vacant plot bearing Old No.325/1, PID No.41-1-325/1 forming part and parcel of Schedule ‘A’ Property, which property is more fully detailed in the schedule ‘B’ from Sri. N.Vinaya Gupta S/o.Sri.H.N.Nagendra Gupta, Aged about 53 years, R/at No.37, 11th Cross Road, West Kanakapura Road, K.RRoad, Jayanagar 7th Block,, Bengaluru-560 082, for valuable consideration. Any person/s or financial institutions claiming any charge, lien, right, title agreement, interest or share, claim on the schedule property or objection to such sale in favour of my client, should lodge his/her/their/its objection or claim with supporting documents with the undersigned within 07 days of the issuance of this public notice, failing which, my client will proceed with the purchase of the schedule property on the basis that there are no claims or objections with regard to the purchase of the schedule property and no claim will be entertained thereafter. SCHEDULE ‘A’ PROPERTY All that piece and parcel of the commercial property bearing corporation No.325/1, BBMP PID No.41-1-325/1, measuring 46,058 Sq.ft, situated on Bangalore-Mysore Road, BBMP Ward No.158, Deepanjali Nagar, Bangalore-560 039 and is marked as EFGH in the sketch annexed herein and bounded on: East by : Property belonging to BHEL and Site bearing Corporation No.326 West by : Patel Puttaiah Industrial Road North by : Site bearing Corporation No.325/2 South by : Bangalore-Mysore Road SCHEDULE ‘B’ PROPERTY All that piece and parcel of the Northern side of Schedule ‘A’ property, commercial property bearing corporation No.325/1, BBMP PID No.41-1-325/1, situated on Bangalore-Mysore Road, BBMP Ward No.158, Deepanjali Nagar, Bangalore-560 039, measuring East to West, towards Northern side 121 ’4 “ southern side 123’-5 3/4 “ and North to South, towards Eastern side 86-10 3/4“, Western side 76’-8”, in all ad measuring 10006.9707 Sq.Ft. and bounded on: East by : Property belonging to BHEL and Site bearing Corporation No.326 West by : Patel Puttaiah Industrial Road North by : Property allocated to the share of Smt.N.Gowri i.e., property No.325/2 South by : Remaining property of the Vendor site No.325/1 H.T.NATARAJ. 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(kod ®^^x* a^on* &^ O^dt^ ©oto Pdoioait^ eJjwonao^ ^eO: 5& ®w ^do* 3, ©on* a, ^SON^ ^ SRO*, iisSoeiiao* S?W, adseo* d^ $^r (^ ^0^-400070. 395® tide© ©^aS:—746, &s®jorrto 4 & t®^, dort^A-560034. ’ Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended and half year ended September 30, 2024 FOR LOST DOCUMENT My Client Sri. Raghu Jadhav S/o Anand Arer Aged about 48 years Residing at No.19, OM Mansion, Pampa Extension, Hebbal Kempapura, Bangalore 560024 has irretrievable lost Original Sale Deed dated 188-1999 Document No.BNG(U)-YLNK-2275/ 1999-2000 executed by Mr.A.Anand S/o Sri. Basappa in favour of my client’s Vendor Mr. Girish Naganur S/o Sri.Krishna Rao G Naganur with respect to residential House property, all that piece and parcel of the 1st House at 1st Floor, (Southern Portion) constructed on Site No.19, Byatarayanapura CMC Kata No.262/19 situated at Kempanna Village, Yelahanka Hobli, Bangalore North Taluk My Client has Lodged a Police Complaint for lost article on 16-10-2024 under acknowledgment issued by Police Unit: Bangalore City, Lost Report No.1289434/2024 dated 16-10-2024 If any person/s found the said document please come forward within a period of 7 days from the date of publication of this notice and hand over the same to the undersigned and you will be suitably rewarded. Else there won’t be any further claims from thereon. Address:- Srikantham. V.R, Advocate No. 310,60 feet Road, Talakaveri Layout, Sahakar Nagar Post, Bangalore-560 092. 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GC?©) a^dc^x?” ©oto ^dctooatodd. dxiato dc^djadFrtto, zsa^rtto, Sdto, Loto sato ajaSorrY ^d toadri xsadaad^ ^dedd ©tosrodd awto* ^toaodod 435 ddd*©a toaaaoto ©aspazSd ajaeto^ toaoad. “ rttoaa:-1) doa&a toaoawdto^ ds^d^ https://sarfaesi.auctiontiger.net touao^ ©todjtodcO ddxioatodd toto to3«|s33d ‘gtoeo*, soa a^oad toto ^etoae 4rod, aro^ ea^r toaoSdod z^c^nadcb d®^ ^eaoaodd^ DEMAND DRAFT/NEFT/RTGS dajao^ doctoaA 5uadS d3addeeazt5d)d3 / ^dto “©F^d^ ‘a-aooaddg” zparidkxioo ©droaAdoaad. ‘ Consolidated Audited Financial Results of Wipro Limited under IFRS (tin millions, except per share data, unless otherwise stated) Particulars Quarter ended Half year ended Quarter ended September 30,2024 September 30,2024 September 30,2023 Revenue from operations 223,016 442,654 225,159 Profit before tax 42,778 82,994 35,092 Profit aftertax 32,266 62,632 26,673 Total comprehensive income for the period 37,116 66,313 28,376 Paid-up equity share capital (Par value of ?2 per 10,463 10,463 10,444 share) Reserves excluding non-controlling interest1 as 739,433 739,433 770,188 shown in the Audited Statement of Financial Position Earnings per equity share (Par value of ?2 per share) (EPS for quarter ended and half year ended periods are not annualized) Basic: (in ?) 6.14 11.89 5.06 Diluted: (in ?) 6.12 11.85 5.04 1Balance for the quarter ended September 30, 2024 and half year ended September 30, 2024 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2024 and balance for the quarter ended September 30, 2023 represent balances as per the audited consolidated statement of financial position forthe year ended March 31,2023, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results of the Company for the quarter ended and half year ended September 30, 2024 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The statutory auditors have expressed an unmodified audit opinion. ®SF^6ri & dxaoS ^^oddSsb^derfodd 5^ Sgsadoad Be ^san® .& zbs® & ^^ stab?* <*5*acb 38 star, ssad do. 3, 7de zb sass®, an®eso®£) deSd®, 2de ataS, Sdd, ^addoa^;, dortebacb-560 043 gdcb S^Sod staba^e® R^ eadd cbeebetajrtwd 1) BectaS tf.fi. dead tfjaeo defo® an®. decarijaeaaej®, dab?* <*5*ac* 53 ddf, 2) Be asodos® .a ^ ded® an®. decartjaeaae^, dab?* dodoado 34 ddr, 3) Be ddn® a. zbn® ded® das®. decarijeeaaeA dob?* ?*®*acb 30 ddfd aexba ssad Ide d^n®, 3de esddd, ag^ z£®£to deSd®, Sdri, doriVracb-560016, gdcbri«od &eoc*&e^ex> gzJ&dbsad. obadjde d^rWri aids d&d Szsaddafi oba^de Oe^ab d*, #edx>, tad taoacb esqtea esaed tfedo>ri«?d^ ds sitae? d^dad 07 SdrivVvnaA tads* dozoe5abd shag abater^ djeood ^eo&abegjdo. 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P>. aaVop* NreSOtoo ©®soP ICGG^*WwSQ cdSo* ±ato£too Prdtoo ©®aoP So. towartoOtoo tos^od©®3oP 1 2017-18®e sb«aoSOaaVoa* OtoOdO* 8, 2017 WxOdO 6 13, 2024 dtoOdO* 20, 2024 Financial Results of Wipro Limited under Ind AS The financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter. Consolidated Audited Financial Results of Wipro Limited under Ind AS (tin millions, except per share data, unless otherwise stated) Particulars Quarter ended Half year ended Quarter ended September 30,2024 September 30,2024 September 30,2023 Revenue from operations 223,016 442,654 225,159 Profit before tax 42,778 82,994 35,092 Profit after tax 32,266 62,632 26,673 Total comprehensive income forthe period 37,093 66,291 28,322 Paid-up equity share capital (Par value of ?2 per 10,463 10,463 10,444 share) Reserves excluding non-controlling interest1 as 734,880 734,880 765,703 shown in the Audited Balance Sheet Earnings per equity share (Par value of ?2 per share) (EPS for quarter ended and half year ended periods are not annualized) Basic: (in ?) 6.14 11.89 5.06 Diluted: (in ?) 6.12 11.85 5.04 1Balance for the quarter ended September 30, 2024 and half year ended September 30, 2024 represent balances as per the audited consolidated balance sheet for the year ended March 31,2024 and balance for the quarter ended September 30, 2023 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2023, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2024 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The statutory auditors have expressed an unmodified audit opinion. Standalone Audited Financial Results of Wipro Limited under Ind AS (tin millions, except per share data, unless otherwise stated) Particulars Quarter ended Half year ended Quarter ended September 30,2024 September 30,2024 September 30,2023 Revenue from operations 168,958 333,771 166,807 Profit before tax 37,081 69,890 28,481 Profit aftertax 27,135 50,881 20,613 Total comprehensive income for the period 26,819 51,227 20,814 The audited standalone financial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2024 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The statutory auditors have expressed an unmodified audit opinion. Notes: The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com). The Board of Directors in their meeting held on October 17, 2024 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:1, i.e. 1 (one) bonus equity share of ?2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ?2 per share. On completion of bonus issue, the Earnings Per Share for all periods presented will be adjusted retrospectively. By Order of the Board, For Wipro Limited Place: Bengaluru Rishad A. Premji Date: October 17, 2024 Chairman Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035, India Website: wipro.com | Email Id: info@wipro.com | Tel: +91-80-2844 0011; Fax: +91 -80-2844 0054 CIN:L32102KA1945PLC020800 QT^^EEES^B—, iSo^ds ^ac3 23/MYS/2024 aF33o& 09.10.2024 SV ^dsddo, epaddd us^BKV SddbA SVrtd Seacbd wEbnaOrtVri ‘a-^oao’^ ^S^£)d^& ________________ BsadonaOc* add Moroa d^^ doJbado-c&^oijad:: dj®. 14,03,02,292/—————————————————————————- dode spsds* drartrKVg deridd^ 130 i£sx/ ^rto. ddrt ^^bdds^A 34.05 sax dad^ deojs.-dfdy do 13^ ebb.ood^djboart Sidro jejorfti a^s^. (a^Sa^yo®) erod depart: d^od doceo &&drtV sso^e^ roodjaedo^rtVo do& ^der^f S^drtVdOj alfbVdortjbVd^do. TT^aa^rt | 39,41,474/-~ dQ’Sde^’/S^ddod (d^&b^wo®) erod d^art: Ttetfeddod—Tbydor^ doecs® dsparW eocbd rtdru® ^^1V dofSd ^3on®rtV “apedrae donjon® do^ »bb^d^^bb ddd e5V^od SOO^A? drafe£ & d^rtsb, dos® draeef & dw®rtV) do& 10 dodoe. esrtod deoo® aro.ts®rtV dradS. — -—————————— nv a. ——————————————— 4 | erod-sadonaO-l: | dra. 3,68,36,277/- eS^esazirado: za^rosiraOd’O 8 do. 1^-2 drodood &z£oa ^3FdrtV adrorc®. erod- sadsnae-ll: z^drtr. B^odraoadd ^3J® -1 ss^ru® do. 4/d, &, a & <3 (4^-2 ri dadS^rafid—8 $wSriV>) ri zodco d^-2. 4 ^wSrtV adJSFE® ssdra ^JFO® do. 4/^, 5/eb-d & 13/sb zodeo dodcbdsbFE® sscdFrtd. 5 | erod-gadnab-l: | da. 1,23,86,398/- d©^ dzpsheod gozS^odo® / zb,ts® / dSdezS doo ^dodfi d3cd ddFrtV addri arodd (dzs®dd^)—sdortVracd ao. (dOdddN®) dzpartd dedd (dS^edadd—doz^db^ draczs® ^raw® depart z^Vriraodosi) dS AdFO® ^ rtVri d^ed eddd roodF. erod-sadorroO-lk d^djatd azpart: dxradde s^od d^da&rafd$s ddaodo^ dorado—esddeSd azpsrtd saze. 116/800-900 dO zb,c^ do. 62a, saoe. 120/300-400 dS ^ do. 59a, z3S.Z3bzq.racd—SdesA d^brt s£k 393/800-900 dg $,â–¡£ do. 43zb, &df. 320/300-400 dO zb.af’do.“21a, dbjdrado azpbrtd Sade. 57/400-500 dg ^ do. 840a riVed^ dbd:^eddrtraVd3eg)dD. zbt3®rtVdd dOdeo traded assboS: ^(^doMUEO^Jododddri ddd^dpafieod^oz3$odo®7rtocdafziri] FW/498/AAMO/PRB/SWR^^^ PUBLIC NOTICE This is to inform the general public that my client is intended to Purchase the vacant plot bearing Old No.325/1, PID No.41-1-325/1 forming part and parcel of Schedule ‘A’ Property, which property is more fully detailed in the schedule ‘B’ from Sri. N.Vinaya Gupta S/o.Sri.H.N.Nagendra Gupta, Aged about 53 years, R/at No.37, 11th Cross Road, West Kanakapura Road, K.RRoad, Jayanagar 7th Block,, Bengaluru-560 082, for valuable consideration. Any person/s or financial institutions claiming any charge, lien, right, title agreement, interest or share, claim on the schedule property or objection to such sale in favour of my client, should lodge his/her/their/its objection or claim with supporting documents with the undersigned within 07 days of the issuance of this public notice, failing which, my client will proceed with the purchase of the schedule property on the basis that there are no claims or objections with regard to the purchase of the schedule property and no claim will be entertained thereafter. SCHEDULE ‘A’ PROPERTY All that piece and parcel of the commercial property bearing corporation No.325/1, BBMP PID No.41-1-325/1, measuring 46,058 Sq.ft, situated on Bangalore-Mysore Road, BBMP Ward No.158, Deepanjali Nagar, Bangalore-560 039 and is marked as EFGH in the sketch annexed herein and bounded on: East by : Property belonging to BHEL and Site bearing Corporation No.326 West by : Patel Puttaiah Industrial Road North by : Site bearing Corporation No.325/2 South by : Bangalore-Mysore Road SCHEDULE ‘B’ PROPERTY All that piece and parcel of the Northern side of Schedule ‘A’ property, commercial property bearing corporation No.325/1, BBMP PID No.41-1-325/1, situated on Bangalore-Mysore Road, BBMP Ward No.158, Deepanjali Nagar, Bangalore-560 039, measuring East to West, towards Northern side 121 ’4 “ southern side 123’-5 3/4 “ and North to South, towards Eastern side 86-10 3/4“, Western side 76’-8”, in all ad measuring 10006.9707 Sq.Ft. and bounded on: East by : Property belonging to BHEL and Site bearing Corporation No.326 West by : Patel Puttaiah Industrial Road North by : Property allocated to the share of Smt.N.Gowri i.e., property No.325/2 South by : Remaining property of the Vendor site No.325/1 H.T.NATARAJ. 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